UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0-11088
CUSIP NUMBER 015404106

(Check one)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Alfacell Corporation
Full Name of Registrant

N/A
Former Name if Applicable

300 Atrium Drive
Address of Principal Executive Office (Street and Number)

Somerset, NJ 08873
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As disclosed in the Current Report on Form 8-K filed on October 20, 2009 by Alfacell Corporation (the “Company”), the Company completed a sale of its securities in a private placement (the “Private Placement”) on October 19, 2009.  The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2009 (the “October Form 10-Q”) without unreasonable effort or expense because, among other things, the accounting complexity related to the Private Placement diverted significant staff resources and time from the Company’s normal process of reviewing and completing the October Form 10-Q.  Additionally, as a result of this complexity, the Company has not completed its review for the quarter ended October 31, 2009 to ensure the disclosures to be contained in the October Form 10-Q are accurate.  The Company is currently in the process of receiving and reviewing certain financial and other information necessary to finalize the October Form 10-Q and the consolidated financial statements included therein.  The Company and its outside advisors, including its independent accountants, are working to complete the October Form 10-Q as expeditiously as possible.  The Company expects to file the October Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of persons to contact in regard to this notification.

	Charles Muniz	(732)	652-4525
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alfacell Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 16, 2009	By:	/s/ Charles Muniz
Charles Muniz
President, Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.